  LPBP Inc.

Notice of 2009

Annual Meeting of Shareholders

and Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF LPBP INC.

Date:	April 16, 2009	Business of the Annual Meeting of Shareholders:

(a) to receive the Financial Statements of the Company for the year ended October 31, 2007, together with the Auditors’ Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By Order of the Board,

/s/ Peter E. Brent

Peter E. Brent
Corporate Secretary

January 31, 2009

Time:	10:00 a.m. (Eastern Standard Time)

Place:	Marriott Courtyard, 231 Carlingview Drive Toronto, ON M9W 5E8

The Management and Board of LPBP urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting.  If you cannot be present to vote in person, please vote by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid.

LPBP Management Proxy Circular

SECTION 1:  VOTING INFORMATION

SECTION 2:  BUSINESS OF THE MEETING

The Company’s Financial Statements
Election Of Directors
Appointment Of Auditors

SECTION 3:  DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Directors’ Remuneration
Meeting Attendance
Officers’ Remuneration
   Compensation of Named Executive Officers of LPBP
   Summary Compensation
Employment Contract
Directors’ and Officers’ Liability Insurance
Stock Option, Benefit and Pension Plans

SECTION 4:   CORPORATE GOVERNANCE POLICIES AND PRACTICES

Board Membership, Independence and Alignment
Term and Tenure
The Board
The Audit Committee
Director Independence
Disclosure Policy
Code of Ethics, Policy on Loans
Interest of Insiders in Material Transactions
Additional Information
Approval By Directors

Currency – Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Section 1:  Voting Information
Who is soliciting my proxy?

The management of LPBP Inc. (the "Company" or “LPBP”) is soliciting your proxy for use at the Annual Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

•	election of directors of the Company (see page 6); and
•	appointment of Ernst & Young LLP as the auditors (see page 6).

How many classes of shares are there?

The Company has three classes of shares:  Class A Common Shares, Class B Non-Voting Shares and Class C Shares.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Class A Common Share of the Company you own at the close of business on March 2, 2009, the record date for the Meeting.  To vote shares you acquired subsequent to the record date, you must, no later than 10 days before the Meeting:

•	request that the Company add your name to the voters’ list, and
•	produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are eligible to vote?

The only shares eligible to vote at this meeting are the Class A Common Shares.  The number of Class A Common Shares outstanding on January 31, 2008, was 94,467,973.

To the knowledge of the directors and officers of the Company, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Class A common shares as at January 31, 2009 is as follows:

Shareholder	MDS Inc.
Class A Common Shares held	44,872,287
% of outstanding Class A Common Shares	47.5

The Company’s Class B Non-Voting shares are entitled to vote only in certain circumstances where a person or a group wishes to acquire a majority of the Class A Common Shares of the Company – for a complete description of these voting rights please see page 64 of the Company’s Information Circular dated March 10, 2004.  The number of Class B Non-Voting Shares outstanding on January 31, 2009, was 11,134,648,627, all of which were owned by MDS Inc.

There are no Class C Shares outstanding.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.   If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder.  The persons named in the enclosed form of proxy are directors or officers of the Company.  However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided or by completing another proper form of proxy.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.  If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD) then your proxyholder must vote your shares accordingly.  If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Class A Common Shares represented by proxies received by management will be voted:

• FOR the election as directors of the proposed nominees whose names are set out on the following pages,
• FOR the appointment of Ernst & Young LLP as auditors, and
• FOR management’s proposals generally.
What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.  As of the time of printing this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.  You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by Computershare Trust Company of Canada, the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.  The Company may also use the services of outside firms to solicit proxies.  The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Class A Common Shares are not registered in your own name, they will be held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares.  For that reason, you may have received this Circular from your nominee together with a voting instruction form.  Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings, or of your entitlement to vote, unless your nominee has appointed you as proxyholder.  Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder.  Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2:  Business of the Meeting

The Company’s Financial Statements

A copy of the Company's Financial Statements, Management’s Discussion & Analysis, and the Report of the Auditors for the year ended October 31, 2008, is being mailed concurrently with this Circular.

Election Of Directors

The four directors whose names appear below are to be elected at the Meeting to serve until the next Annual Meeting or until their successors are duly elected or appointed.  Three of the directors are independent.  Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom are presently serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

Information as to shares beneficially owned or over which control or direction is exercised is as of October 31, 2008, and has been provided by the respective nominee.

Mitchell J. Kostuch, of Don Mills, Ontario, Canada, has served on the Board of the Company since1987.  Mr. Kostuch is the President of Kostuch Publications, a publisher of business magazines, and the President of SB Capital Corporation, a venture capital investment firm.
Member of the Audit Committee Independent[1] 52,694[2] Class A Common Shares
Edward E. McCormack, of Toronto, Ontario, Canada, has served on the Board of the Company since 2002.  Mr. McCormack is a business advisor. Prior to 2003, Mr. McCormack was the President of Almad Investments Limited and Beaver Power Corp.  Prior to 1999 Mr. McCormack was the Sr. Vice-President and Chief Financial Officer of Novopharm Limited.
Chairman of the Board and Chair of the Audit Committee Independent[1] No shares owned
J. Paul Mills, of Toronto, Ontario, Canada has served on the Board of the Company since December of 2005. Mr. Mills is the Managing Partner of the law firm Mills & Mills LLP.	Member of the Audit Committee Independent[1] No shares owned
Mark A. Witkowski, of Mississauga, Ontario, Canada has served on the Board of the Company since January of 2008.  Mr. Witkowski has held finance positions at MDS Inc. since 1998 and is currently the Vice-President, Tax and Treasury of MDS Inc.
No shares owned[3]

1.
Each of Messrs. Kostuch, McCormack and Mills has been determined by the Board to be free of any relationship, which could materially interfere with his ability to act in the best interests of the Company and to meet the criteria to be considered independent.

2.	Mr. Kostuch owns 31,852 of these shares directly and 20,842 shares indirectly through SB Capital Inc. a corporation controlled by Mr. Kostuch.
3.
MDS Inc. has a policy that prevents members of management who sit on the board of directors of corporations in which MDS Inc. holds an interest from holding any shares in such corporation, unless such shares were acquired before their appointment to the board.

Appointment Of Auditors

The management nominees named in the enclosed Proxy Form intend to vote FOR the reappointment of Ernst & Young LLP, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders.  Ernst & Young LLP has served as the Company’s auditors since 1985.  The directors negotiate with the Company’s auditors on an arms length basis in determining the fees paid to the auditors.  Such fees have been based upon the complexity of matters dealt with and the time expended by the auditors in providing services.  Management believes that the fees negotiated in the past with the auditors have been reasonable and would be comparable to fees charged by other auditors providing similar services.

Section 3:  Disclosure of Compensation and Other Information

Directors’ Remuneration

The Company’s three independent directors are remunerated by the Company solely in their capacity as directors. Compensation for the independent directors is a combination of annual retainers and meeting fees.  Mr. Witkowski, who is an officer of MDS, does not receive compensation as a member of the Board of Directors.

The following is a description of the current annual retainers and attendance fees payable to independent directors:

Annual Chair of the Board retainer	$2,000
Annual Board retainer	$8,000
Annual Committee retainer	$2,000
Each Board or committee meeting attended	$750

See the following table for any retainers or meeting fees paid in fiscal 2008.

Name	Non-Executive Chairman Retainer ($)	Board Retainer ($)	Audit Committee Member Retainer ($)	Board Attendance Fee ($)	Audit Committee Attendance Fee ($)	Total Fees Paid ($)
Mitchell J. Kostuch	-	8,000	2,000	6,000	2,250	18,250
Edward E. McCormack	2,000	8,000	2,000	6,000	2,250	20,250
J. Paul Mills	-	8,000	2,000	6,000	2,250	18,250

All Board fees are paid to directors in Canadian dollars.  Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Meeting Attendance

Set out below is a summary of the Board and Audit Committee meetings held during the fiscal year ended October 31, 2007 and the record of attendance of the individual directors.

Summary of Board and committee meetings held		Record of attendance by directors
Board	8		Number of meetings attended
Audit	3	Director	Board	Audit
		Mitchell J. Kostuch	8/8	3/3
		Edward E. McCormack	8/8	3/3
		J. Paul Mills	8/8	3/3
		Mark A. Witkowski	8/8	n/a

Officers’ Remuneration

Compensation of Named Executive Officers of LPBP

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer, the Chief Financial Officer (collectively, the “Named Executive Officers”), for services rendered in such capacities during the fiscal year ended October 31, 2008 as well as the fiscal years ended October 31, 2007 and October 31, 2006.  There are no other officers of the corporation except Peter Brent, the Secretary of the Corporation, who receives no compensation from the Corporation.  Mr. Brent is also an officer of MDS Inc.

Summary Compensation

Name and Principal Position	Fiscal Year	Annual Salary
John R. Anderson CEO & CFO	2008	$103,000
	2007	$103,000
	2006	$103,000

Employment Contract

Effective May 1, 2004, the Company entered into an employment contract with Mr. Anderson.  The contract sets out the principal terms of the employment relationship with the Company, including his overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour, conflict of interest and financial terms.  Mr. Anderson's contract can be terminated on three months written notice.

Following the approval by shareholders of the Company on November 24, 2006, to the sale by MDS Laboratory Services, L.P. of substantially all of its assets, the contract has been amended on several occasions primarily to extend the term to allow for Mr. Anderson's assistance in the ongoing operations of the Company.

Directors’ and Officers’ Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Ontario Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company.  LPBP provides insurance for the Company, MDS Laboratory Services, Inc. and MDS Laboratory Services, L.P. and their directors and officers, against liability incurred by them in their capacity as directors or officers.  The insurance policy provides coverage of $10,000,000.  Each loss or claim is subject to a $100,000 deductible.  The total annual premium for the directors’ and officers’ liability policy is $100,000, which is paid in full by the Company.

Stock Option, Benefit and Pension Plans

LPBP does not have any stock option, pension or benefit plans.

Section 4: Corporate Governance Policies and Practices

LPBP Inc. ("LPBP") is a venture issuer in Canada and is registered with the SEC in the United States.  Its shares are not listed on any stock exchange.  As such, the Company complies with the corporate governance guidelines, rules, regulations and legislation set out by the Canadian Securities Commission for venture issuers and the applicable requirements of the Sarbanes-Oxley Act and the Securities Exchange Commission ("SEC") in the US.  The Company believes that strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at LPBP.  The Board believes that its effectiveness is a combination of structure, membership and process; and individual director effectiveness is a combination of competence, behaviour and independence.  Accordingly, in developing LPBP’s policies and practices, the Board has carefully considered the Board’s structure, membership and its processes.  Set out below are certain key policies and practices that are, in the Company’s view, essential to creating a Board that can function effectively and add significant value to the Company, and that evidence in a transparent manner the various roles and shared responsibilities of both management and the Board.

Board Membership, Independence and Alignment

The Company believes that having independent board members is fundamental to effective corporate governance. At present, and as indicated earlier in this Circular, three of the Company’s four directors, including the Board Chair, are independent, their sole relationship with the Company being as members of the Board and as shareholders. The Board Chair reports to the Board of Directors and to the shareholders.  The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of LPBP, and fostering and supporting ethical and responsible decision-making.

Term and Tenure

The Company has established guidelines on both term and normal retirement age of directors.  Subject to both performance reviews and election by the Shareholders, Board members should anticipate serving for an initial period of three years. Overall, tenure is based upon a member’s continuing performance, the ongoing needs of the Company and annual election by the Shareholders.   The normal retirement age for Board members is 70.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company.  In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The principal duties and responsibilities of the Board include approving strategic plans; reviewing the Company’s financial performance; reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, CEO and senior management of the Company and planning their succession; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices.

The Audit Committee

The Board has created and delegated some of its duties to the Audit Committee.  The committee has a written charter, which sets out its principal duties and responsibilities, which is reviewed annually, and is comprised of independent directors.  The Board has determined that all members qualify as financially literate and the Chair, Mr. McCormack, is an audit committee financial expert as currently defined under applicable regulatory standards.  The Board’s determination that Mr. McCormack qualifies as an audit committee financial expert does not impose greater duties, obligations or liabilities on Mr. McCormack, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by the Canadian Securities Commissions and the SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and whom meet the additional qualifications prescribed under the applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including the Sarbanes-Oxley Act of 2002. The Board has determined that three of the directors are independent under all of the requisite regulatory and statutory criteria.

Disclosure Policy

The Company believes that it is a cornerstone of securities regulation that everyone investing in securities have equal access to material information that may affect their investment decision.  As such, the Company has adopted a Disclosure Policy to support the principle that all LPBP shareholders should be provided with timely, accurate and balanced disclosure concerning the Company’s business and affairs.

Code of Ethics, Policy on Loans

The Company has adopted a Code of Ethics for Financial Professionals to ensure the accuracy of the Company’s financial records.  All financial professionals who work on LPBP financial statements are required to sign a copy of this Code.  The Company has also adopted a policy that prohibits loans to any director, officer or employee of the Company.

Interest of Insiders in Material Transactions

During the fiscal year, ending October 31, 2008, none of the insiders of the Company nor any proposed nominee for election as director, nor any associate or affiliate of said person, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Company.

Additional Information

The Company will provide, without charge to a security holder, a copy of the Company’s latest Annual Financial Statements together with the auditors report thereon, the accompanying Management Discussion and Analysis, and this Management Proxy Circular and any documents incorporated by reference upon request to the Company.  If you wish, this information may also be accessed on SEDAR (www.sedar.com).

Approval By Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

/s/ Peter E. Brent

Peter E. Brent

Secretary

January 31, 2009